Exhibit 4.15

United States Department of Justice
Criminal Division

February 25, 2019

Maxwell Carr-Howard

Partner

Dentons US LLP

1900 K Street N.W.

Washington, D.C. 20006

Re:          Fresenius Medical Care AG & Co. KGaA

Dear Mr. Carr-Howard:

The United States Department of Justice, Criminal Division, Fraud Section and the United States Attorney’s Office for the District of Massachusetts (collectively, the “Department”) and Fresenius Medical Care AG & Co. KGaA (the “Company”) pursuant to authority granted by the Company’s Management Board, enter into this Non-Prosecution Agreement (the “Agreement”). On the understandings specified below, the Department will not criminally prosecute the Company for any crimes (except for criminal tax violations, as to which the Department does not make any agreement) relating to any of the conduct described in the Statement of Facts attached hereto as Attachment A. To the extent there is conduct disclosed by the Company that does not relate to any of the conduct described in the attached Statement of Facts, such conduct will not be exempt from prosecution and is not within the scope of or relevant to this Agreement. The Company, pursuant to authority granted by the Company’s Management Board, also agrees to certain terms and obligations of the Agreement as described below.

The Department enters into this Agreement based on the individual facts and circumstances presented by this case and the Company, including:

(a)           the Company did receive voluntary disclosure credit because it voluntarily and timely disclosed to the Department the conduct described in the Statement of Facts attached hereto as Attachment A (“Statement of Facts”);

(b)           the Company received partial credit for its cooperation with the Department’s investigation, including: conducting a thorough internal investigation; making regular factual presentations to the Department; providing facts learned during witness interviews; voluntarily making foreign-based employees available for interviews in the United States; producing documents to the Department from foreign countries in ways that did not implicate foreign data privacy laws; collecting, analyzing, and organizing voluminous evidence and information from multiple jurisdictions for the Department, including translating key documents; and disclosing conduct to the Department that was outside the scope of its initial voluntary self-disclosure; however, the Company did not receive full cooperation credit because it did not timely respond to requests by the Department and, at times, did not provide fulsome responses to requests for information;

(c)           the Company provided to the Department all relevant facts known to it, including information about the individuals involved in the conduct described in the attached Statement of Facts and conduct disclosed to the Department prior to the Agreement;

(d)           the Company engaged in remedial measures, including: (1) causing at least ten employees who were involved in or failed to detect the misconduct described in the Statement of Facts to be removed from the Company, because their employment was terminated, they resigned after being asked to leave, or they voluntarily left once the Company’s internal investigation began; (2) enhancing its compliance program, controls, and anti-corruption training; (3) terminating business relationships with the third party agents and distributors who participated in the misconduct described in the Statement of Facts; (4) adopting heightened controls on the selection and use of third parties, to include third party due diligence; and (5) withdrawing from consideration of pending public contracts potentially related to the misconduct described in the Statement of Facts;

(e)           the Company has enhanced, and has committed to continuing to enhance, its compliance program and internal controls, including by taking steps to ensure that its compliance program satisfies the minimum elements set forth in Attachment B to this Agreement (Corporate Compliance Program);

(f)            misconduct continued to occur at the Company until 2016, thus the parties have agreed that to ensure and test the effectiveness of the Company’s enhanced compliance program and to prevent a reoccurrence of the conduct outlined in the Statement of Facts, an independent compliance monitor shall be appointed for a term of two years;

(g)           the nature and seriousness of the offense conduct, including: the amount of illegal payments to foreign officials; conduct in multiple, high-risk jurisdictions; the pervasiveness throughout a business unit of the Company responsible for the conduct described in the Statement of Facts; the continuation of unlawful conduct until 2016; and the involvement of certain high-level executives;

(h)           the Company has agreed to disgorge $147 million in profits and prejudgment interest to the Securities and Exchange Commission (the “SEC”) in connection with the conduct described in the Statement of Facts;

(i)            the Company has agreed to continue to cooperate with the Department in any ongoing investigation of the conduct of the Company; and

(j)            accordingly, after considering (a) through (i) above, the Department believes that the appropriate resolution of this case is a non-prosecution agreement with the Company, a criminal penalty with an aggregate discount of 40% off of the bottom of the U.S. Sentencing Guidelines fine range, and an independent compliance monitor for a term of two years, followed by self-monitoring for the remainder of the Agreement.

The Company admits, accepts, and acknowledges that it is responsible under United States law for the acts of its officers, directors, employees, and agents as set forth in the attached Statement of Facts, and that the facts described therein are true and accurate and constitute a willful violation of the Foreign Corrupt Practices Act (“FCPA”), 15 U.S.C. §§ 78dd-1, et seq. The Company expressly agrees that it shall not, through present or future attorneys, officers, directors, employees, agents or any other person authorized to speak for the Company make any public statement, in litigation or otherwise, contradicting the acceptance of responsibility under U.S. law by the Company set forth above or the facts described in the attached Statement of Facts. The Company agrees that if it or any of its direct or indirect subsidiaries or affiliates issues a press release or holds any press conference in connection with this Agreement, the Company shall first consult the Department to determine (a) whether the text of the release or proposed statements at the press conference are true and accurate with respect to matters between the Department and the Company; and (b) whether the Department has any objection to the release.

The Company’s obligations under this Agreement shall have a term of three years from the later of the date on which the Agreement is executed or the date on which the independent compliance monitor (the “Monitor”) is retained by the Company, as described below (the “Term”). The Company agrees, however, that, in the event the Department determines, in its sole discretion, that the Company has knowingly violated any provision of this Agreement or has failed to completely perform or fulfill each of the Company’s obligations under this Agreement, an extension or extensions of the Term may be imposed by the Department, in its sole discretion, for up to a total additional time period of one year, without prejudice to the Department’s right to proceed as provided in the breach provisions of this Agreement below. Any extension of the Agreement extends all terms of this Agreement, including the terms of the monitorship in Attachment C, for an equivalent period. Conversely, in the event the Department finds, in its sole discretion, that there exists a change in circumstances sufficient to eliminate the need for the monitorship in Attachment C, and that the other provisions of this Agreement have been satisfied, the Agreement may be terminated early.

The Company shall cooperate fully with the Department in any and all matters relating to the conduct described in this Agreement and the attached Statement of Facts and other conduct under investigation by the Department at any time during the Term, subject to applicable law and regulations, until the later of the date upon which all investigations and prosecutions arising out of such conduct are concluded, or the end of the Term. At the request of the Department, the Company shall also cooperate fully with other domestic or foreign law enforcement and regulatory authorities and agencies, as well as with Multilateral Development Banks (“MDBs”), in any investigation of the Company, its parent company or its affiliates, or any of its present or former officers, directors, employees, agents, and consultants, or any other party, in any and all matters relating to the conduct described in this Agreement and the attached Statement of Facts and other conduct under investigation by the Department or any other component of the Department of Justice at any time during the Term. The Company’s cooperation pursuant to this Paragraph is subject to applicable law and regulations, including relevant data privacy, national security laws and regulations, and labor laws, as well as valid claims of attorney-client privilege or attorney work product doctrine; however, the Company must provide to the Department a log of any information or cooperation that is not provided based on an assertion of law, regulation, or privilege, and the Company bears the burden of establishing the validity of any such assertion. The Company agrees that its cooperation shall include, but not be limited to, the following:

a.             The Company shall truthfully disclose all factual information with respect to its activities, those of its parent company and affiliates, and those of its present and former directors, officers, employees, agents, and consultants, including any evidence or allegations and internal or external investigations, about which the Company has any knowledge or about which the Department may inquire. This obligation of truthful disclosure includes, but is not limited to, the obligation of the Company to provide to the Department, upon request, any document, record or other tangible evidence about which the Department may inquire of the Company.

b.             Upon request of the Department, the Company shall designate knowledgeable employees, agents or attorneys to provide to the Department the information and materials described above on behalf of the Company. It is further understood that the Company must at all times provide complete, truthful, and accurate information.

c.             The Company shall use its best efforts to make available for interviews or testimony, as requested by the Department, present or former officers, directors, employees, agents, and consultants of the Company. This obligation includes, but is not limited to, sworn testimony before a federal grand jury or in federal trials, as well as interviews with domestic or foreign law enforcement and regulatory authorities. Cooperation shall include identification of witnesses who, to the knowledge of the Company, may have material information regarding the matters under investigation.

d.             With respect to any information, testimony, documents, records or other tangible evidence provided to the Department pursuant to this Agreement, the Company consents to any and all disclosures to other governmental authorities, including United States authorities and those of a foreign government, of such materials as the Department, in its sole discretion, shall deem appropriate.

In addition, during the Term, should the Company learn of any evidence or allegation that may constitute a violation of the FCPA anti-bribery or accounting provisions had the conduct occurred within the jurisdiction of the United States, or any evidence or allegation of a violation of a Federal health care fraud offense, as that term is defined in Title 18, United States Code, Section 24, the Company shall promptly report such evidence or allegation to the Department. On the date that the Term expires, the Company, by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company, will certify to the Department that the Company has met its disclosure obligations pursuant to this Agreement. Each certification will be deemed a material statement and representation by the Company to the executive branch of the United States for purposes of 18 U.S.C. § 1001.

The Company represents that it has implemented and will continue to implement a compliance and ethics program designed to prevent and detect violations of the FCPA and other applicable anti-corruption laws throughout its operations, including those of its affiliates, agents, and joint ventures, and those of its contractors and subcontractors whose responsibilities include interacting with foreign officials or other activities carrying a high risk of corruption, including, but not limited to, the minimum elements set forth in Attachment B (Corporate Compliance Program).

In order to address any deficiencies in its internal accounting controls, policies, and procedures, the Company represents that it has undertaken, and will continue to undertake in the future, in a manner consistent with all of its obligations under this Agreement, a review of its existing internal accounting controls, policies, and procedures regarding compliance with the FCPA and other applicable anti-corruption laws as set forth within the scope of the Mandate and Corporate Compliance Program (Attachments B and C). Where necessary and appropriate, the Company agrees to adopt a new compliance program, or to modify its existing one, including internal controls, compliance policies, and procedures in order to ensure that it maintains: (a) an effective system of internal accounting controls designed to ensure the making and keeping of fair and accurate books, records, and accounts; and (b) a rigorous anti-corruption compliance program that incorporates relevant internal accounting controls, as well as policies and procedures designed to effectively detect and deter violations of the FCPA and other applicable anti-corruption laws. The compliance program, including the internal accounting controls system will include, but not be limited to, the minimum elements set forth in Attachment B. In assessing the company’s compliance program, the Department, in its sole discretion, may consider the Monitor’s certification decision.

The Company agrees to retain a Monitor for the term of two years from the date on which the Monitor is retained by the Company, subject to extension or early termination as described above. The Monitor’s duties and authority, and the obligations of the Company with respect to the Monitor and the Department, are set forth in Attachment C, which is incorporated by reference into this Agreement. No later than the date of execution of this Agreement, the Company will propose to the Department a pool of three qualified candidates to serve as the Monitor. The Monitor candidates or their team members shall have, at a minimum, the following qualifications:

a.                                      demonstrated expertise with respect to the FCPA and other applicable anti- corruption laws, including experience counseling on FCPA issues;

b.                                      experience designing and/or reviewing corporate compliance policies, procedures and internal controls, including FCPA and anti-corruption policies, procedures and internal controls;

c.                                       the ability to access and deploy resources as necessary to discharge the Monitor’s duties as described in the Agreement; and

d.                                      sufficient independence from the Company to ensure effective and impartial performance of the Monitor’s duties as described in the Agreement.

The Department retains the right, in its sole discretion, to choose the Monitor from among the candidates proposed by the Company, though the Company may express its preference(s) among the candidates. Monitor selections shall be made in keeping with the Department of Justice’s commitment to diversity and inclusion. If the Department determines, in its sole discretion, that any of the candidates are not, in fact, qualified to serve as the Monitor, or if the

Department, in its sole discretion, is not satisfied with the candidates proposed, the Department reserves the right to request that the Company nominate additional candidates. In the event the Department rejects any proposed Monitors, the Company shall propose additional candidates within twenty business days after receiving notice of the rejection so that three qualified candidates are proposed. This process shall continue until a Monitor acceptable to both parties is chosen. The Department and the Company will use their best efforts to complete the selection process within sixty calendar days of the execution of this Agreement. If the Monitor resigns or is otherwise unable to fulfill his or her obligations as set out herein and in Attachment C, the Company shall within twenty business days recommend a pool of three qualified Monitor candidates from which the Department will choose a replacement.

The Monitor’s powers, duties, and responsibilities, as well as additional circumstances that may support an extension of the Monitor’s term, are set forth in Attachment C. The Company agrees that it will not employ or be affiliated with the Monitor or the Monitor’s firm for a period of not less than two years from the date on which the Monitor’s term expires. Nor will the Company discuss with the Monitor or the Monitor’s firm the possibility of further employment or affiliation during the Monitor’s term.

At the end of the monitorship, provided all requirements set forth in Paragraphs 19-20 of Attachment C are met, the Company will report on its compliance to the Department periodically, every six-months, for the remainder of this Agreement, regarding remediation and implementation of the enhanced compliance measures set forth by the Monitor as described in Paragraph 21 of Attachment C.

The Company agrees to pay a monetary penalty in the amount of $84,715,273 to the United States Treasury no later than five business days after the Agreement is fully executed, and to pay disgorgement and prejudgment interest in the amount of $147 million. The monetary penalty is based upon profits of approximately $141,192,121 as a result of the offense conduct, and reflects a discount of 40% off of the bottom of the U.S. Sentencing Guidelines fine range. The Department will credit the $147 million in disgorgement and prejudgment interest that the Company is paying to the SEC. The Company acknowledges that no tax deduction may be sought in connection with the payment of any part of this $84,715,273 penalty. The Company shall not seek or accept directly or indirectly reimbursement or indemnification from any source with regard to the penalty or disgorgement amounts that the Company pays pursuant to this Agreement or any other agreement entered into with an enforcement authority or regulator concerning the facts set forth in the attached Statement of Facts.

The Department agrees, except as provided herein, that it will not bring any criminal or civil case (except for criminal tax violations, as to which the Department does not make any agreement) against the Company relating to any of the conduct described in the attached Statement of Facts. The Department, however, may use any information related to the conduct described in the attached Statement of Facts against the Company: (a) in a prosecution for perjury or obstruction of justice; (b) in a prosecution for making a false statement; (c) in a prosecution or other proceeding relating to any crime of violence; or (d) in a prosecution or other proceeding relating to a violation of any provision of Title 26 of the United States Code. This Agreement does not provide any protection against prosecution for any future conduct by the Company or any of its present or former parents or subsidiaries. In addition, this Agreement does not provide any protection against prosecution of any individuals, regardless of their affiliation with the Company or any of its present or former parents or subsidiaries.

If, during the Term, the Company (a) commits any felony under U.S. federal law; (b) provides in connection with this Agreement deliberately false, incomplete, or misleading information, including in connection with its disclosure of information about individual culpability; (c) fails to cooperate as set forth in this Agreement; (d) fails to implement a compliance program as set forth in this Agreement and Attachment B; (e) commits any acts that, had they occurred within the jurisdictional reach of the FCPA, would be a violation of the FCPA; or (f) otherwise fails to completely perform or fulfill each of the Company’s obligations under the Agreement, regardless of whether the Department becomes aware of such a breach after the Term is complete, the Company shall thereafter be subject to prosecution for any federal criminal violation of which the Department has knowledge, including, but not limited to, the conduct described in the attached Statement of Facts, which may be pursued by the Department in the U.S. District Court for the District of Massachusetts or any other appropriate venue. Determination of whether the Company has breached the Agreement and whether to pursue prosecution of the Company shall be in the Department’s sole discretion. Any such prosecution may be premised on information provided by the Company or its personnel. Any such prosecution relating to the conduct described in the attached Statement of Facts or relating to conduct known to the Department prior to the date on which this Agreement was signed that is not time-barred by the applicable statute of limitations on the date of the signing of this Agreement may be commenced against the Company, notwithstanding the expiration of the statute of limitations, between the signing of this Agreement and the expiration of the Term plus one year. Thus, by signing this Agreement, the Company agrees that the statute of limitations with respect to any such prosecution that is not time-barred on the date of the signing of this Agreement shall be tolled for the Term plus one year. In addition, the Company agrees that the statute of limitations as to any violation of U.S. federal law that occurs during the Term will be tolled from the date upon which the violation occurs until the earlier of the date upon which the Department is made aware of the violation or the duration of the Term plus five years, and that this period shall be excluded from any calculation of time for purposes of the application of the statute of limitations.

In the event the Department determines that the Company has breached this Agreement, the Department agrees to provide the Company with written notice of such breach prior to instituting any prosecution resulting from such breach. Within thirty days of receipt of such notice, the Company shall have the opportunity to respond to the Department in writing to explain the nature and circumstances of such breach, as well as the actions the Company has taken to address and remediate the situation, which explanation the Department shall consider in determining whether to pursue prosecution of the Company.

In the event that the Department determines that the Company has breached this Agreement: (a) all statements made by or on behalf of the Company to the Department or to the Court, including the attached Statement of Facts and any testimony given by the Company before a grand jury, a court, or any tribunal, or at any legislative hearings, whether prior or subsequent to this Agreement, and any leads derived from such statements or testimony, shall be admissible in evidence in any and all criminal proceedings brought by the Department against the Company;

and (b) the Company shall not assert any claim under the United States Constitution, Rule 11(f) of the Federal Rules of Criminal Procedure, Rule 410 of the Federal Rules of Evidence, or any other federal rule that any such statements or testimony made by or on behalf of the Company prior or subsequent to this Agreement, or any leads derived therefrom, should be suppressed or are otherwise inadmissible. The decision whether conduct or statements of any current director, officer or employee, or any person acting on behalf of, or at the direction of, the Company, will be imputed to the Company for the purpose of determining whether the Company has violated any provision of this Agreement shall be in the sole discretion of the Department.

Except as may otherwise be agreed by the parties in connection with a particular transaction, the Company agrees that in the event that, during the Term, it undertakes any change in corporate form, including if it sells, merges, or transfers business operations that are material to the Company’s consolidated operations, or to the operations of any subsidiaries or affiliates involved in the conduct described in the attached Statement of Facts, as they exist as of the date of this Agreement, whether such change is structured as a sale, asset sale, merger, transfer, or other change in corporate form, it shall include in any contract for sale, merger, transfer, or other change in corporate form a provision binding the purchaser, or any successor in interest thereto, to the obligations described in this Agreement. The purchaser or successor in interest must also agree in writing that the Department’s ability to determine there has been a breach under this Agreement is applicable in full force to that entity. The Company agrees that the failure to include this Agreement’s breach provisions in the transaction will make any such transaction null and void. The Company shall provide notice to the Department at least thirty (30) days prior to undertaking any such sale, merger, transfer, or other change in corporate form. The Department shall notify the Company prior to such transaction (or series of transactions) if it determines that the transaction(s) will have the effect of circumventing or frustrating the enforcement purposes of this Agreement. If at any time during the Term the Company engages in a transaction(s) that has the effect of circumventing or frustrating the enforcement purposes of this Agreement, the Department may deem it a breach of this Agreement pursuant to the breach provisions of this Agreement. Nothing herein shall restrict the Company from indemnifying (or otherwise holding harmless) the purchaser or successor in interest for penalties or other costs arising from any conduct that may have occurred prior to the date of the transaction, so long as such indemnification does not have the effect of circumventing or frustrating the enforcement purposes of this Agreement, as determined by the Department.

This Agreement is binding on the Company and the Department but specifically does not bind any other component of the Department of Justice, other federal agencies, or any state, local or foreign law enforcement or regulatory agencies, or any other authorities, although the Department will bring the cooperation of the Company and its compliance with its other obligations under this Agreement to the attention of such agencies and authorities if requested to do so by the Company.

It is further understood that the Company and the Department may disclose this Agreement to the public.

This Agreement sets forth all the terms of the agreement between the Company and the Department. No amendments, modifications or additions to this Agreement shall be valid unless they are in writing and signed by the Department, the attorneys for the Company, and a duly authorized representative of the Company.

Sincerely,

ROBERT ZINK
Acting Chief, Fraud Section
Criminal Division
United States Department of Justice

Date:	28 March 2019	BY:	/s/ Paul A. Hayden
Paul A. Hayden
Sonali D. Patel
Trial Attorneys

ANDREW E. LELLING
United States Attorney
District of Massachusetts

Date:	28 Mar 2019	BY:	/s/ Jordi de Llano
Jordi de Llano
Assistant United States Attorney

AGREED AND CONSENTED TO:

Fresenius Medical Care AG & Co. KGaA

Date:	25 Feb 2019	BY:	/s/ Rice Powell
Rice Powell
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA

Date:	25 Feb 2019	BY:	/s/ Mike Brosnan
Mike Brosnan
Chief Financial Officer
Fresenius Medical Care AG & Co. KGaA

Date:	25 Feb 2019	BY:	/s/ Maxwell Carr-Howard
Dentons US LLP
Maxwell Carr-Howard

ATTACHMENT A

STATEMENT OF FACTS

The following Statement of Facts is incorporated by reference as part of the non-prosecution agreement (the “Agreement”) between the United States Department of Justice, Criminal Division, Fraud Section and the United States Attorney’s Office for the District of Massachusetts (collectively, the “Department”) and Fresenius Medical Care AG & Co. KGaA (“FMC” or the “Company”). FMC hereby agrees and stipulates that the following information is true and accurate. FMC admits, accepts, and acknowledges that it is responsible for the acts of its officers, directors, employees, and agents as set forth below:

Relevant Entities and Individuals

1.                                      FMC, a German Corporation headquartered in Bad Homburg, Germany, was a leading provider of products and services for people with chronic kidney failure. FMC engaged in its business through various subsidiaries around the world, and FMC maintained separate geographic divisions which oversaw operations of its subsidiaries in the carrying out of FMC’s business. FMC’s American Depositary Receipt shares were publicly traded on the New York Stock Exchange under the ticker “FMS” and it was an “issuer” within the meaning of the Foreign Corrupt Practices Act (“FCPA”), Title 15, United States Code, Sections 78 dd-1(a) and 78m(b).

2.                                      FMC’s Europe, Middle East, and Africa (“EMEA”) division includes Fresenius Medical Care Deutschland GmbH (“FMC-D”), a limited liability company organized under the federal laws of Germany. The EMEA division was responsible for FMC’s operations of its subsidiaries in those areas and its leadership and staff were based in Bad Homburg, Germany.

3.                                      “FMC Executive 1,” an individual whose identity is known to the Department and to FMC, was a high-level executive within the EMEA division whose responsibilities included business development.

4.                                      “FMC Employee 1,” an individual whose identity is known to the Department and to FMC, was a sales manager within the EMEA division whose responsibilities included sales in North and West Africa.

Overview of the Schemes

5.                                      Between in or around 2007 and in or around 2016, FMC, through its agents and employees, engaged in various schemes to pay bribes to publicly-employed health and/or government officials to obtain or retain business for and on behalf of FMC. In Angola and Saudi Arabia, these agents and employees utilized the means and instrumentalities of U.S. interstate commerce, including the use of internet-based email accounts hosted by numerous service providers located in the United States. With respect to these schemes, as well as in connection with conduct in Morocco, Spain, Turkey, and West Africa, FMC, through its agents and employees, knowingly and willfully failed to implement reasonable internal accounting controls over financial transactions or failed to maintain books and records that accurately and fairly reflected the transactions.

FCPA Anti-Bribery Violations

Angola

Relevant Entities and Individuals

6.                                      FMC Portugal was a wholly owned subsidiary of FMC under the responsibility of FMC’s EMEA Division. FMC operated in Portugal and Angola, through FMC Portugal. FMC Portugal provided FMC services and products in Portugal and sold FMC products for use in

Angola. FMC Portugal and its employees were “agents” of an issuer within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(a).

7.                                      “FMC Portugal Executive 1,” an individual whose identity is known to the Department and to FMC, was a high-level executive at FMC Portugal whose responsibilities included business development.

8.                                      FMC and FMC Portugal operated in Angola through FMC Angola, which was established for the purpose of expanding FMC into the Angolan dialysis market. FMC Angola was overseen by FMC Portugal. FMC Angola and its employees were “agents” of an issuer within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(a).

9.                                      “Angolan State-Owned Clinic 1,” an entity whose identity is known to the Department and to FMC, was a state-owned and controlled medical clinic in Angola that performed functions that Angola treated as its own, and thus was an instrumentality within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1).

10.                               “Angolan State-Owned Clinic 2,” an entity whose identity is known to the Department and to FMC, was a state-owned and controlled medical clinic in Angola that performed functions that Angola treated as its own, and thus was an instrumentality within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1).

11.                               “Angolan State-Owned Military Hospital,” an entity whose identity is known to the Department and to FMC, was a state-owned and controlled hospital in Angola that performed functions that Angola treated as its own, and thus was an instrumentality within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1).

12.                               “Angolan Military Health Officer,” an individual whose identity is known to the Department and to FMC, was a high-ranking officer in the Medical Services Division of the

Angolan Armed Forces and a “foreign official” within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1).

13.                               “Shareholder Company,” an entity whose identity is known to the Department and to FMC, was owned by the sons of the Angolan Military Health Officer. One of the owners of Shareholder Company was also a shareholder in FMC Angola.

14.                               “Angolan Doctor 1,” an individual whose identity is known to the Department and to FMC, was a top nephrologist in Angola, a Director at the Angolan State-Owned Military Hospital, an employee of Angolan State-Owned Clinic 2, and a “foreign official” within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1).

15.                               “Angolan Doctor 2,” an individual whose identity is known to the Department and to FMC, was a top nephrologist in Angola, an employee of Angolan State-Owned Clinic 1 and Angolan State-Owned Clinic 2, and a “foreign official” within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1).

Conduct Relevant to Angola

16.                               Between approximately 2010 and 2014, FMC, through FMC Portugal and FMC Angola, offered or provided things of value to the Angolan Military Health Officer and his family, as well as prominent Angolan government-employed nephrologists, specifically shares in a joint venture, storage contracts, and consultancy agreements, for the purpose of securing an improper advantage and assisting FMC with obtaining and retaining business in Angola.

17.                               For example, in developing the FMC Angola joint venture, on or about August 4, 2010, FMC Portugal Executive 1 emailed FMC Executive 1 explaining the intention to attribute 35% of the share capital of FMC Angola to certain “local partners” as minority shareholders — specifically “15% to [Angolan Military Health Officer who was listed by his military rank], 15% to [Angolan Doctor 1] and 5% to NefroAngola - a local company which owners are all the Angolan nephrologists.”

18.                               On or about August 24, 2010, FMC Portugal Executive 1 emailed another FMC Portugal executive requesting that she update the drafts of the proposal to sell shares of FMC Angola for FMC Executive 1 and another FMC executive to consider. This new configuration assigned 15% of the share capital of FMC Angola to the Angolan Military Health Officer, who was identified as “Dr.” instead of by his military rank as in previous emails; 12.5% of the share capital to Angolan Doctor 1; 2.5% of the share capital to Angolan Doctor 2; and 5% of the share capital to NefroAngola. This email also explained that the payment for share acquisition on the part of the new minority shareholders would be made when the first dividends were distributed.

19.                               In or around September 2010, FMC Executive 1 prepared and presented the proposal to sell shares in FMC Angola to “local partners” to the FMC Board of Management (“BoM”) in Germany. The JVA did not disclose that the minority shareholders included an Angolan military health officer and Angolan government-employed doctors. Rather the JVA simply identified the Angolan Military Health Officer as a “Doctor.” Ultimately, no shares were provided to the Angolan Military Health Officer.

20.                               During the same time period, in or around September 2010, FMC Angola started selling products to Angolan State-Owned Clinic 1, where Angolan Doctor 2 (a proposed shareholder) was employed, and Angolan State-Owned Military Hospital, where Angolan Doctor 1 (another proposed shareholder) was employed. Further, FMC entered into a contract for services with Angolan State-Owned Clinic 2, where both Angolan Doctor 1 and Angolan Doctor 2 were also employed.

21.                               Approximately one month later, in or around October 2010, the FMC BoM approved the JVA and valued the minority shareholders’ stake at $35,000. The JVA was structured so that the shares would be purchased with proceeds from the first dividends issued by FMC Angola. On or about October 27, 2011, FMC Portugal Executive 1 emailed a spreadsheet with the total number of shares that each shareholder would receive to the Angolan Military Health Officer and copied Angolan Doctor 1 on his internet-based email account. The JVA was not finalized until January 2012, when shares of FMC Angola were formally transferred to the minority shareholders, including the foreign officials identified above.

22.                               In or around January 2012, the shareholder agreement between FMC, the son of the Angolan Military Health Officer (who was appointed in place of the Angolan Military Health Officer), Angolan Doctor 1, Angolan Doctor 2, and NefroAngola was finalized. The minority shareholders never paid for their shares in FMC Angola, nor did they ever receive dividends

23.                               In exchange for their shares, the minority shareholders directed customers to FMC Angola. For example, in or around June 2012, FMC executives and FMC Portugal executives received an internal audit report highlighting a conflict of interest that existed in FMC Angola, specifically “two Angolan shareholders brought customers to FMC Angola” and that these shareholders “also work for these customers as doctors.” As discussed above, Angolan Doctors 1 and 2 were both shareholders in FMC Angola and both employed by Angolan state-owned entities. Further, the Angolan Military Health Officer, whose son was a designated shareholder of FMC Angola, exercised authority over the Angolan State-Owned Military Hospital in his role as an officer in the Medical Services Division of the Angolan Armed Forces. Thus, FMC was made aware that the minority shareholders were foreign officials.

24.                               In or around late 2010, FMC Angola entered into an oral contract with the Shareholder Company, which was owned by the sons of the Angolan Military Health Officer, to provide warehousing space. In or around December 2011, FMC Angola paid approximately $560,000 to the Shareholder Company for purported “Temporary Storage Services,” however, no FMC Angola products were ever stored at the Shareholder Company warehouse.

25.                               After the June 2012 internal audit report identified this temporary storage contract as a conflict of interest, in or around July 2012, FMC Angola (through a FMC Portugal executive and FMC Portugal Executive 1) executed a written contract with the Shareholder Company to provide temporary storage services for approximately $77,000 per month from January 2012 to January 2013. During that time period, no FMC Angola products were ever stored at the Shareholder Company warehouse. FMC Angola did not ultimately pay the storage fees associated with the written contract due to the initiation of the Company’s internal investigation.

26.                               In addition to the temporary storage contract with the Shareholder Company, FMC Angola entered into a separate distribution arrangement with the Shareholder Company in which the Shareholder Company would serve as the sole distributor for FMC products sold to Angolan State-Owned Clinic 1. In or around July 2012, FMC Portugal Executive 1 emailed the Shareholder Company, wherein he stated that “[FMC Angola] might be able to move the contracts from [Angolan State-Owned Clinic 1] into [Shareholder Company] before the end of the year!!” In or around 2013, Angolan State-Owned Clinic 1 notified FMC Angola that it was no longer on the list of authorized suppliers for certain consumable products and that Angolan State-Owned Clinic 1 could only purchase these products through the Shareholder Company because Shareholder Company was on the list of authorized dealers. Thereafter, FMC Angola sold the designated products to the Shareholder Company without a written contract, while FMC Angola continued to supply other products directly to Angolan State-Owned Clinic 1. The Shareholder Company never paid FMC Angola for the products purportedly purchased for distribution to Angolan State-Owned Clinic 1. FMC terminated the distribution to Shareholder Company in or around 2014.

27.                               Finally, FMC Portugal and FMC Angola also made improper payments to government doctors through sham consulting contracts for which no services were ever performed. For example, beginning in or around January 2011, FMC Portugal entered into a contract with Angolan Doctor 1 for purported consulting services for €5,000 per month. On or about May 24, 2011, FMC Portugal Executive 1 emailed Angolan Doctor 1 on his internet-based email account discussing his consultancy payments for January 2011 until April 2011. In or around October 2011, after the initial consulting contract was terminated, FMC Angola entered into a second consulting contract with Angolan Doctor 1. The second contract was for purported consulting services to provide information about the Angolan dialysis market for $7,500 per month. The second contract was terminated in or around November 2012. Angolan Doctor 1, however, never provided any services related to these consulting agreements.

28.                               In addition, beginning in or around April 2010, NefroCare Portugal (a subsidiary of FMC Portugal) entered into a contract with Angolan Doctor 2 to provide purported consultancy services related to the Angolan health industry for which Angolan Doctor 2 was paid approximately €2,500 per month, which increased to €3,500 per month in or around January 2011. In or around August 2012 and continuing until in or around November 2012, FMC Portugal entered into a separate contract with Angolan Doctor 2 to provide purported consultancy services for the Angolan health industry for which Angolan Doctor 2 was paid approximately €4,230 per month. Angolan Doctor 2, however, never provided any services related to these consulting agreements.

29.                               As a result of improper payments made to Angolan health officials, FMC benefited by approximately $12.6 million during the relevant time period.

Saudi Arabia

Relevant Entities and Individuals

30.                               “Saudi Distributor,” an entity whose identity is known to the Department and to FMC, was a third-party distributor. FMC’s operations in the Kingdom of Saudi Arabia (“KSA”) were conducted through Saudi Distributor pursuant to a Management Assistance Agreement and an Agency and Distributorship Agreement with FMC. The Management Assistance Agreement and Agency and Distribution Agreement provided that Saudi Distributor would sell products on behalf of FMC and pursuant to specific terms and conditions set by FMC. In addition, Saudi Distributor’s finances were fully consolidated within FMC’s. Thus, Saudi Distributor and its employees were “agents” of an issuer within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(a).

31.                               “Saudi Distributor GM,” an individual whose identity is known to the Department and to FMC, was the General Manager of Saudi Distributor.

32.                               “Saudi Technical Organization,” an entity whose identity is known to the Department and to FMC, received funds from the Kingdom of Saudi Arabia and was acting in an official capacity for or on behalf of a foreign government within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1). Saudi Technical Organization was involved in nephrology-related activities in KSA, including the coordination of dialysis treatments in KSA.

33.                               “Saudi Medical Services Group,” an entity whose identity is known to the Department and to FMC, was a medical services company. Saudi Medical Services Group was the authorized KSA distributor for products for a German company, which developed and sold products that could be used in connection with dialysis equipment (“German Company 1”). Saudi Medical Services Group had a contract pursuant to which it would receive a commission on sales of products purchased by FMC from German Company 1. FMC purchased certain assets and products of German Company 1 in 2004, after which it ceased operations.

34.                               “Saudi JV,” an entity whose identity is known to the Department and to FMC, was a joint venture in which FMC was a 25% shareholder. Saudi JV manufactured dialyzers at a production plant in KSA. FMC served as the primary source of raw materials for the dialyzers produced by Saudi JV.

35.                               “Saudi Doctor 1,” an individual whose identity is known to the Department and to FMC, was a prominent doctor in KSA, the Chairman and Director General of Saudi Technical Organization, and a “foreign official” within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1). Saudi Doctor 1 is also affiliated with Saudi Medical Services Group.

36.                               “Saudi Doctor 2,” an individual whose identity is known to the Department and to FMC, was also a prominent doctor in KSA, the Deputy Director General of Saudi Technical Organization, and a “foreign official” within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1). Saudi Doctor 2 is also affiliated with Saudi Medical Services Group and Saudi JV.

37.                               “Saudi Doctor 3,” an individual whose identity is known to the Department and to FMC, was the Chief Executive Officer of a government owned and operated charity that focused on medical care for patients in renal failure.

Conduct Relevant to Saudi Arabia

38.                               Between 2007 and 2012, FMC, through Saudi Distributor, made improper payments to publicly-employed doctors and others in order to expand its market share in KSA.

39.                               During the relevant period, Saudi Distributor GM employed a check cashing scheme in order to funnel cash to publicly-employed doctors. Specifically, Saudi Distributor GM instructed employees to cash checks that had been made payable in their names and return the cash to him. Saudi Distributor GM then arranged to have the cash delivered to Saudi government doctors and others.

40.                               Saudi Distributor GM concealed the true purpose of these transactions by falsely recording them as “Project Marketing Expenses” or “Collection Commissions” in Saudi Distributor’s financial records, which were ultimately consolidated with FMC’s. In total, FMC made approximately $1.7 million in payments through the check writing scheme.

41.                               Saudi Distributor also often made improper payments to government doctors through sham consulting and commission agreements for which no services were ever performed. For example, Saudi Distributor entered into a “Sales Support” consultancy agreement with Saudi Doctor 1 pursuant to which Saudi Doctor 1 received a $68,000 commission purportedly for services rendered in connection with a 2007 tender for dialysis equipment won by Saudi Distributor. Saudi Doctor 1, however, provided no services in connection with that tender. The agreement was prepared after the tender had been awarded. A June 14, 2007 FMC email shows that the FMC Project Director responsible for the business explained to his regional supervisor that winning this tender was “compensation” from Saudi Technical Organization for losing an earlier tender. In addition, on or about June 24, 2010, Saudi Distributor GM emailed Saudi Doctor 1 on his internet-based email account, wherein he discussed getting Saudi Doctor 1 his commission payments.

42.                               Saudi Doctor 2 was paid over $220,000 through “commission” agreements. Internal FMC communications show that these payments to Saudi Doctor 2 were viewed as necessary to continue to do business in KSA. In 2011, for example, an email sent from Saudi JV’s plant manager to FMC employees in Germany explained that Saudi Doctor 2 assisted in avoiding a government inspection of its factory that “could have shut down the factory or made it ineligible for tenders.”

43.                               Saudi Distributor paid more than $90,000 to a government charity run by Saudi Doctor 3. Saudi Distributor GM understood that such payments were necessary in order to win contracts. In fact, in one November 2008 email from Saudi Distributor GM to FMC personnel, he explains that Saudi Doctor 3 “informed [] frankly that who will support the Association will get the orders as simple as that[.]” In addition, on or about March 15, 2012, Saudi Doctor 3, using his internet-based email account, emailed Saudi Distributor GM a draft commission contract for helping to secure tenders for FMC. That agreement was never executed.

44.                               FMC also channeled improper payments through fake collection commission agreements. Despite having salaried employees responsible for collecting outstanding debts, Saudi Distributor entered into a commission collection agreement with the relative of a Ministry of Health (“MOH”) official in connection with bidding on MOH dialysis machine tenders, which FMC ultimately won. In total, Saudi Distributor made over $200,000 in improper payments in connection with this contract.

45.                               Another method by which Saudi Distributor made improper payments to Saudi government doctors was by providing gifts and paying for travel with no business or educational justification. Often times, the payments were made using the credit card of Saudi Distributor GM and included luxury accommodations for the doctors and their families.

46.                               For example, Saudi Distributor purchased laptops as gifts for two nurses at government hospitals. According to FMC emails, the nurses specifically requested the laptops as gifts and an FMC consultant recommended Saudi Distributor make the purchases because otherwise the nurses could report to MOH the fact that their hospitals did not receive certain parts from Saudi Distributor. Emails show that the consultant also recommended the purchase of the laptops because “otherwise we will lost the IA tender of 2008.” Saudi Distributor GM authorized the purchase for a cost of $1,165.33.

47.                               In other instance, which occurred in or around January 2010, Saudi Distributor paid for a six-night stay at the Atlantis Palm Hotel in Dubai for Saudi Doctor 2 and his wife. The trip was recorded as related to a medical congress in Saudi Distributor records, but no evidence exists that Saudi Doctor 2 participated or attended any such congress. The total cost of the trip was $7,579.20.

48.                               In addition to the payments discussed above, Saudi Distributor also steered improper payments to customs officials in order to clear shipments more quickly and avoid or reduce associated fees. The improper payments were made through a third-party freight and logistics company that served as a customs clearance agent (“Customs Agent”) and were mischaracterized on invoices as “handling charges” and “miscellaneous expenses.” For example, in or around July 2011, Saudi Distributor learned of the detention of a shipment by Saudi customs officials for lack of country-of-origin documentation. In order to release the shipment, Customs Agent sought the approval of a $3,200.00 payment. Saudi Distributor approved the charge for the stated purpose of “expediting the mentioned shipment.” Records of the transaction show that the payment was subsequently booked as a miscellaneous “handling charge.” In total, there were over $1.7 million in payments to Customs Agent that lacked supporting documentation for the services rendered.

49.                               Finally, in addition to the conduct discussed above, there is evidence demonstrating that numerous documents and other records were altered or destroyed. After the FMC internal investigation commenced in late 2012, Saudi Distributor GM directed employees to destroy or alter company documents, to create additional fictitious records, and to lie to investigators.

50.                               As a result of improper payments made in Saudi Arabia, FMC benefitted by approximately $42.7 million during the relevant period.

FCPA Accounting Violations

Morocco

Relevant Entities and Individuals

51.                               FMC Morocco was a wholly owned subsidiary of FMC under the responsibility of FMC’s EMEA division. FMC operated in Morocco through FMC Morocco, and FMC Morocco provided FMC services and products in Morocco. FMC Morocco and its employees were “agents” of an issuer within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(a).

52.                               “FMC Morocco Executive 1,” an individual whose identity is known to the Department and to FMC, was a high-level executive at FMC Morocco with decision-making authority.

53.                               “Morocco State-Owned Military Hospital 1,” an entity whose identity is known to the Department and to FMC, was a state-owned and controlled medical clinic in Morocco and performed functions that Morocco treated as its own, and thus was an instrumentality within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1).

54.                               “Morocco State-Owned Military Hospital 2,” an entity whose identity is known to the Department and to FMC, was a state-owned and controlled medical clinic in Morocco and performed functions that Morocco treated as its own, and thus was an instrumentality within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1).

55.                               “Morocco State-Official 1,” an individual whose identity is known to the Department and to FMC, was a nephrologist and was responsible for the creation of dialysis centers at Morocco State-Owned Military Hospital 1 and Morocco State-Owned Military Hospital 2 and a “foreign official” within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(f)(1).

56.                               “Company A” is an entity whose identity is known to the Department and to FMC and was created to conceal payments intended for Morocco State-Official 1.

Conduct Relevant to Morocco

57.                               Between in or around October 2006 and in or around 2010, FMC and FMC Morocco paid bribes to Morocco State-Official 1 for the purpose of securing an improper advantage and assisting FMC with obtaining and retaining business in Morocco.

58.                               During the relevant period, in preparing a bid to develop a dialysis center at Morocco State-Owned Military Hospital 1, FMC Employee 1 and FMC Morocco Executive 1 devised a financial model that included provisions to pay Morocco State-Official 1 a “commission” that was 10% of the total order value, 50% of which would be paid during the first year (2007) and 12.5% annually thereafter. This commission was, in fact, a bribe to be paid in exchange for Morocco State-Official 1 selecting FMC Morocco to develop the dialysis center at Morocco State-Owned Military Hospital 1. In discussing the commission payment, FMC Employee 1 sent an email saying he would meet with Morocco State-Official 1 in order to discuss and obtain additional development projects, such as Morocco State-Owned Military Hospital 2 and Marrakesh for which “[FMC Employee 1] insisted to get a certain support…” In addition, FMC Employee 1 emailed

Morocco State-Official 1 wherein he stated that 50% of Morocco State-Official 1’s “commission” amount would be given as soon as possible.

59.                               In or around January 2007, FMC Employee 1, FMC Morocco Executive 1, and Morocco State-Employee 1 signed a €1.8 million contract relating to the Morocco State-Owned Military Hospital 1 project. FMC received payments in connection with this contract until in or around December 2010.

60.                               In or around January 2007, FMC Employee 1 and others concealed the first payment to Morocco State-Official 1 by amending and backdating another FMC employee’s contract which allowed him to receive a bonus of €90,000 (half of the 10% “commission” for the €1.8 million project). The remaining “commission” payments were disguised as bonus payments and paid out to Morocco State-Official 1 at approximately €22,500 for each of the next four years between in or around 2008 and in or around 2011 for a total of approximately €90,000. Each of these payments were falsely recorded as “commissions” in the books and records of FMC and FMC Morocco.

61.                               Additionally, in or around 2009, FMC and FMC Morocco were preparing to make an offer on the Morocco State-Owned Military Hospital 2 project to develop a dialysis center. In or around January 2009, employees of FMC Morocco and FMC Germany discussed the use of a consultant in “promoting” FMC Morocco’s interest in the project, which was intended to pay bribes to Morocco-State Official 1 in exchange for selecting FMC Morocco to develop the dialysis center. In an email dated on or about August 27, 2009, FMC Morocco Executive 1 suggested to FMC Germany employees that they not specify the purpose of the consultancy contract, noting that they “keep it as is, we both know the objective of this contract.”

62.                               On or about September 15, 2009, Morocco State-Official 1 and FMC Morocco Executive 1 signed a €1.4 million contract for the Morocco State-Owned Military Hospital 2 project.

63.                               Shortly after FMC Morocco was awarded the Morocco State-Owned Military Hospital 2 project, an FMC executive and FMC Morocco Executive 1 signed a service agreement with Company A, an entity that was created in or around February or March 2009 with a stated business purpose of providing staffing and miscellaneous services. The contract provided a vague description of services and, although it was signed on or about September 30, 2009, it was backdated to June 20, 2009.

64.                               Between in or around October 2009 and December 2010, FMC Morocco paid Company A approximately €170,000 in improper payments intended for Morocco State-Official 1.

65.                               As a result of improper payments made to Morocco State-Official 1, FMC benefitted by approximately $3.7 million during the relevant period.

Spain

Relevant Entities and Individuals

66.                               FMC Spain was a wholly owned subsidiary of FMC under the responsibility of FMC’s EMEA Division. FMC operated in Spain through FMC Spain, and FMC Spain provided FMC services and products in Spain. FMC Spain and its employees were “agents” of an issuer within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(a).

67.                               “Spanish State-Owned Hospital 1,” an entity whose identity is known to the Department and to FMC, was a state-owned and controlled hospital in Barcelona, Spain.

68.                               “Spanish State-Owned Hospital 2,” an entity whose identity is known to the Department and to FMC, was a state-owned and controlled hospital located in Valencia, Spain.

69.                               “Spanish State-Owned Hospital 3,” an entity whose identity is known to the Department and to FMC, was a state-owned and controlled hospital located in Torrecardenas, Spain.

70.                               “Spanish State-Owned Hospital 4,” an entity whose identity is known to the Department and to FMC, was a state-owned and controlled hospital located in Santander, Spain.

71.                               “Spanish Doctor 1,” an individual whose identity is known to the Department and to FMC, was the head of the Nephrology Department at Spanish State-Owned Hospital 2.

72.                               “Spanish Doctor 2,” an individual whose identity is known to the Department and to FMC, was the head of the Nephrology Department at Spanish State-Owned Hospital 3.

73.                               “Spanish Doctor 3,” an individual whose identity is known to the Department and to FMC, was the head of the dialysis section at Spanish State-Owned Hospital 1 and served as a member of FMC Spain’s scientific advisory committee.

Conduct Relevant to Spain

74.                               Beginning in at least 2007 and continuing until approximately 2014, FMC Spain made payments to publicly-employed doctors and other healthcare professionals in Spain, in connection with public tenders in which FMC Spain sought to compete. Among other things, FMC Spain sometimes accomplished this through (i) fake consulting agreements with publicly-employed doctors or professionals who could influence or provide information about public tenders; (ii) gifts or other benefits such as travel to medical conferences; and (iii) donations to fund projects for the doctors.

75.                               In certain public tenders, FMC Spain received advance information about tender specifications from publicly-employed doctors or administrators, some of whom received payments from FMC Spain. In some tenders, FMC Spain intended to influence the publicly-employed doctors or administrators to modify aspects of the tenders before they were publicly announced. For example, between 2008 and 2011, FMC Spain paid Spanish Doctor 1 more than €81,000 without a consulting agreement or contract in place. In addition, from 2012 through 2014, FMC Spain had a consulting contract with Spanish Doctor 1 which resulted in over €39,000 in payments, and provided Spanish Doctor 1 with travel sponsorships.

76.                               In connection with a 2011 tender held by Spanish State-Owned Hospital 2, FMC Spain submitted draft technical specifications and improvements, a draft tender scoring methodology, and proposed scores to Spanish Doctor 1. FMC Spain was awarded the tender in March 2011. Ultimately, this tender resulted in more than €1.7 million in revenue to FMC Spain.

77.                               FMC Spain also provided money and benefits to Spanish Doctor 2. In connection with a 2015 tender held by Spanish State-Owned Hospital 3, FMC Spain suggested to Spanish Doctor 2 how the tender should be drafted. According to a December 2014 email from FMC Spain’s Sales Director, FMC “got [Spanish Doctor 2] to decide to ‘support [FMC Spain]’ to obtain 60% of the adjudication.” FMC Spain was later awarded 60% of the tender, which was valued at approximately €2.66 million.

78.                               FMC Spain also entered into consulting agreements with doctors in Spain and provided them with other financial incentives in an effort to get the doctors to influence FMC Spain business. For example, from 2008 to 2014, pursuant to various consulting agreements, FMC Spain paid Spanish Doctor 3 approximately €340,000, paid for his travel to various medical congresses and for a trip to the United States, and paid for a two-week English language course.

79.                               FMC Spain also made improper payments to doctors in exchange for patient referrals to FMC Spain clinics. The payments were channeled to the doctors through consulting agreements with entities owned by the same doctors. In other instances, FMC Spain purchased businesses from the doctors and, thereafter, paid the doctors for use of the buildings in which the businesses were located.

80.                               For example, FMC Spain made payments and provided benefits to six publicly-employed doctors at Spanish State-Owned Hospital 4. FMC Spain paid approximately €5 million plus 5% of sales for five years for a clinic that was owned by the doctors. FMC Spain also entered into a lease agreement with another entity owned by the six doctors to rent the space in which the original clinic was located.

81.                               As a result of FMC Spain’s failure to implement reasonable internal controls, the improper payments to doctors continued until 2014. Many of these payments were improperly recorded as consulting expenses in the books and records of FMC and FMC Spain. During the relevant time period, FMC benefitted by approximately $23.8 million as a result of these payments.

Turkey

Relevant Entities and Individuals

82.                               FMC Turkey was a wholly owned subsidiary of FMC under the responsibility of FMC’s EMEA Division. FMC operated in Turkey through FMC Turkey, and FMC Turkey provided FMC services and products in Turkey. FMC Turkey and its employees were “agents” of an issuer within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(a).

83.                               “FMC Turkey Executive 1,” an individual whose identity is known to the Department and to FMC, was a high-level executive at FMC Turkey.

84.                               “Turkish Doctor 1,” an individual whose identity is known to the Department and to FMC, was a prominent nephrology doctor, a professor at a public university.

85.                               “Joint Venture 1,” an entity whose identity is known to the Department and to FMC, was a partnership between FMC Turkey and Turkish Doctor 1.

86.                               “FMC Turkey Distributor,” an individual whose identity is known to the Department and to FMC, was a former distributor of FMC Turkey products.

87.                               “Turkish Doctor 2,” an individual whose identity is known to the Department and to FMC, was a prominent nephrologist at a Turkish state-owned hospital.

88.                               “Joint Venture 2,” an entity whose identity is known to the Department and to FMC, was a partnership between FMC Turkey and Turkish Doctor 2.

Conduct Relevant to Turkey

89.                               Between in or around 2005 until in or around 2014, FMC Turkey entered into joint ventures with publicly-employed doctors in exchange for those doctors directing business from their public employer to FMC Turkey clinics.

90.                               Although FMC Turkey primarily developed and proposed the joint ventures, in some instances, FMC Turkey sought approval from FMC managers in Germany, including the FMC Acquisition Investment Committee (“AIC”) and, in some cases, the FMC BoM to establish the joint ventures.

91.                               In a presentation from approximately 2007, FMC Turkey Executive 1 set forth FMC Turkey’s strategy to increase patient volumes and growth, and discussed a need “to select and find ways to work with nephrologists who refer the patients from the important state hospitals.” The presentation also included a proposal to pay salaries and bonuses to publicly-employed doctors or enter into joint ventures in which the doctors would be given “20-30% shares.”

92.                               For example, in or around 2006, FMC Turkey entered into Joint Venture 1 with Turkish Doctor 1, who received 35% of the joint venture shares (worth approximately $74,000 at the time) at the time it was formed. Employees of FMC Turkey understood that Turkish Doctor 1’s shares were held in the name of a former FMC Turkey distributor, as demonstrated through numerous emails. For example, on or about November 25, 2008, FMC Turkey Executive 1 emailed FMC Executive 1 and another FMC executive, noting that they had established the joint venture and given a 35% share to Turkish Doctor 1 in the name of former FMC Turkey distributor.

93.                               Similarly, in another email sent on or about November 25, 2008, FMC Turkey Executive 1 noted to FMC Executive 1 and another FMC executive that Turkish Doctor 1 would not be able to contribute to a capital increase in Joint Venture 1 and, as a result, they intended to decrease his shares from 35% to 25%. When the other FMC executive questioned why “they have to be so cooperative to keep [Turkish Doctor 1] when he’s not paying anything,” FMC Turkey Executive 1 responded that Turkish Doctor 1 has strong relations with state hospitals and that they are “not in the position to start a fight with this professor by diluting his shares.”

94.                               In or around 2010, FMC Turkey purchased Turkish Doctor 1’s shares in the joint venture for approximately $356,000 (which was concealed by paying Turkish Doctor 1 through a former FMC Turkey distributor), in part based on patient enrollment. FMC Turkey and FMC never required Turkish Doctor 1 to pay for his shares in the joint venture resulting in $356,000 profit to Turkish Doctor 1.

95.                               In another example, in or around June 2012, FMC Turkey entered into Joint Venture 2 with Turkish Doctor 2. FMC Turkey understood that it could not hire Turkish Doctor 2 as an employee, but evaded this issue by entering into a joint venture relationship with him. Indeed, FMC Turkey paid for Turkish Doctor 2’s initial capital contribution for the 20% position, which was valued at approximately $111,000. FMC Turkey’s approval request to the FMC BoM stated that Turkish Doctor 2 would pay for his shares through a deduction of proceeds from the future sale of the 20% interest in the venture instead of paying up front. Turkish Doctor 2 never paid for his shares through this proposed deduction.

96.                               In or around August 2012, FMC Turkey entered into a share purchase agreement to purchase Turkish Doctor 2’s 20% interest, which was predicated on Turkish Doctor 2 doubling the number of patients being treated at the clinic. Pursuant to the share purchase agreement Turkish Doctor 2 also received approximately $63,000 in payments between 2012 and 2013 based on the number of patients treated. In addition to these payments, in or around 2014, FMC Turkey purchased Turkish Doctor 2’s shares in the joint venture for approximately $451,000 without requiring Turkish Doctor 2 to pay for his shares. Thus, the joint venture served as a means for FMC to pay Turkish Doctor 2 approximately $451,000 at the same time he was involved in referring patients from his state-owned employer to the clinic.

97.                               As a result of FMC’s lack of reasonable internal controls, improper payments were made to publicly-employed doctors in Turkey through joint ventures and FMC benefitted by approximately $1.3 million during the relevant period.

West Africa

Relevant Entities and Individuals

98.                               FMC’s operation in West Africa fell under the responsibility of FMC’s EMEA division. FMC operated in West Africa through FMC employees based in Germany and Morocco and these FMC employees provided FMC services and products in French-speaking West Africa, including Benin, Burkina Faso, Cameroon, Ivory Coast, Niger, Gabon, Chad, and Senegal. FMC

Germany and its employees were “agents” of an issuer within the meaning of the FCPA, Title 15, United States Code, Section 78dd-1(a).

99.                               “Gabon State-Owned Hospital 1,” an entity whose identity is known to the Department and to FMC, was a state-owned and controlled hospital located in Libreville, Gabon.

100.                        “Gabon State-Owned Hospital Employee 1,” an individual whose identity is known to the Department and to FMC, is a high-level executive at Gabon State-Owned Hospital 1 responsible for finances.

101.                        “Gabon State-Owned Hospital Employee 2,” an individual whose identity is known to the Department and to FMC, is a high-level executive at Gabon State-Owned Hospital 1 responsible for accounting.

102.                        “Gabon State-Owned Hospital Employee 3,” an individual whose identity is known to the Department and to FMC, is a high-level executive Gabon State-Owned Hospital 1 responsible for accounting.

103.                        “Gabon State-Owned Hospital Employee 4,” an individual whose identity is known to the Department and to FMC, is a technician at Gabon State-Owned Hospital 1.

Conduct Relevant to West Africa

104.                        Between in or around 2007 and in or around 2016, FMC knowingly paid bribes to publicly-employed health officials in Gabon and other West African countries to obtain and retain business, specifically consisting of direct payments, concealing payments through third parties, and concealing payments through a third-party distributorship.

105.                        For example, as part of the scheme, FMC employees met with representatives of Gabon State-Owned Hospital 1 and proposed a five-year agreement that would include the “prices plus the commission” that the officials would receive for each kit sold. On or about October 20,

2006 an FMC employee responsible for sales in West Africa reported to FMC Employee 1, stating that the agreement would provide for a €12 commission for each kit sold, which was intended as a “commission for the three persons who sign the contract with us.”

106.                        In or around January 2007, FMC and Gabon State-Owned Hospital 1 entered into a five year contract in which FMC would provide 10,000 kits per year, priced at €72 per kit. The contract was signed by FMC Employee 1, another FMC employee, Gabon State-Owned Hospital Employee 1, Gabon State-Owned Hospital Employee 2, and Gabon State-Owned Hospital Employee 3. In exchange for their assistance in obtaining this contract, FMC employees directed approximately $400,000 to the officials employed by Gabon State-Owned Hospital 1 through sham consultancy agreements designed to hide the “commissions.”

107.                        The commission payments were booked to the General Ledger account, as translated into English, as “Provision for export commissions” when in fact they were bribes.

108.                        In or around February 2009, FMC entered into a new contract with Gabon State-Owned Hospital 1. The contract provided a minimum purchase by Gabon State-Owned Hospital of 13,000 kits per year, over five years, with a new cost per kit of €92.5.

109.                        In or around the summer of 2010, FMC entered into a service agreement with Company B. The service agreement was signed by two FMC executives and a Company B Executive, and was backdated to January 2009. Under the agreement, FMC paid Company B €800 per day for purported services in West Africa. In reality, the payments to Company B were intended to paper over the “commissions” to state-owned employees who previously received direct payments from FMC, as well as a 15% fee for Company B.

110.                        In addition to the conduct described above for Gabon, between in or around 2010 until in or around 2013, FMC paid Company B to make similar improper “commission” payments to state-owned hospital employees in the West African countries of Benin, Burkina Faso, Senegal, Ivory Coast, and Niger. Further, between in or around 2010 and in or around 2012, FMC also paid Company C to make improper “commission” payments to state-owned hospital employees in Cameroon.

111.                        Finally, in or around August 2012, FMC shifted its scheme from service agreements to a distributorship model with Company B and entered into a new contract with the MOH for Gabon specifying that sales may go through Company B. Under this contract, Company B would now distribute FMC products to the MOH of Gabon as a conduit entity. Records show that Company B did not actually distribute FMC products and that FMC continued to ship the products directly to the MOH. The improper “commission” payments to state-owned hospital employees continued with the cost now concealed within the price per kit. For example, Company B invoiced Gabon State-Owned Hospital 1 €92.50 per kit while FMC invoiced Company B only € 54 per kit, allowing Company B to keep the difference of €38.50 per kit. FMC’s relationship with Company B continued until in or around 2016.

112.                        As a result of improper payments made to publicly-employed doctors in West Africa through direct payments, concealing payments through third parties, and concealing payments through a third-party distributorship, FMC benefitted by approximately $56.7 million during the relevant period.

ATTACHMENT B

CORPORATE COMPLIANCE PROGRAM

In order to address any deficiencies in its internal controls, compliance code, policies, and procedures regarding compliance with the Foreign Corrupt Practices Act (“FCPA”), 15 U.S.C. §§ 78dd-1, et seq., and other applicable anti-corruption laws, Fresenius Medical Care AG & Co. KGaA (the “Company”) agrees to continue to conduct, in a manner consistent with all of its obligations under this Agreement, appropriate reviews of its existing internal controls, policies, and procedures.

Where necessary and appropriate, the Company agrees to adopt new or to modify existing internal controls, compliance code, policies, and procedures in order to ensure that it maintains: (a) a system of internal accounting controls designed to ensure that the Company makes and keeps fair and accurate books, records, and accounts; and (b) a rigorous anti-corruption compliance program that includes policies and procedures designed to detect and deter violations of the FCPA and other applicable anti-corruption laws. At a minimum, this should include, but not be limited to, the following elements to the extent they are not already part of the Company’s existing internal controls, compliance code, policies, and procedures:

High-Level Commitment

1.                                      The Company will ensure that its Management Board provides strong, explicit, and visible support and commitment to its corporate policy against violations of the anti-corruption laws and its compliance code.

Policies and Procedures

2.                                      The Company will develop and promulgate a clearly articulated and visible corporate policy against violations of the FCPA and other applicable foreign law counterparts

(collectively, the “anti-corruption laws,”), which policy shall be memorialized in a written compliance code.

3.                                      The Company will develop and promulgate compliance policies and procedures designed to reduce the prospect of violations of the anti-corruption laws and the Company’s compliance code, and the Company will take appropriate measures to encourage and support the observance of ethics and compliance policies and procedures against violation of the anti-corruption laws by personnel at all levels of the Company. These anti-corruption policies and procedures shall apply to all directors, officers, and employees and, where necessary and appropriate, outside parties acting on behalf of the Company in a foreign jurisdiction, including but not limited to, agents and intermediaries, consultants, representatives, distributors, teaming partners, contractors and suppliers, consortia, and joint venture partners (collectively, “agents and business partners”). The Company shall notify all employees that compliance with the policies and procedures is the duty of individuals at all levels of the company. Such policies and procedures shall address:

a.                                      gifts;

b.                                      hospitality, entertainment, and expenses;

c.                                       customer travel;

d.                                      political contributions;

e.                                       charitable donations and sponsorships;

f.                                        facilitation payments; and

g.                                       solicitation and extortion.

4.                                      The Company will ensure that it has a system of financial and accounting procedures, including a system of internal controls, reasonably designed to ensure the maintenance of fair and accurate books, records, and accounts. This system should be designed to provide reasonable assurances that:

a.                                      transactions are executed in accordance with management’s general or specific authorization;

b.                                      transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets;

c.                                       access to assets is permitted only in accordance with management’s general or specific authorization; and

d.                                      the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Periodic Risk-Based Review

5.                              The Company will develop these compliance policies and procedures on the basis of a periodic risk assessment addressing the individual circumstances of the Company, in particular the foreign bribery risks facing the Company, including, but not limited to, its geographical organization, interactions with various types and levels of government officials, industrial sectors of operation, involvement in joint venture arrangements, importance of licenses and permits in the Company’s operations, degree of governmental oversight and inspection, and volume and importance of goods and personnel clearing through customs and immigration.

6.                              The Company shall review its anti-corruption compliance policies and procedures no less than annually and update them as appropriate to ensure their continued effectiveness, taking into account relevant developments in the field and evolving international and industry standards.

Proper Oversight and Independence

7.                              The Company will assign responsibility to one or more senior corporate executives of the Company for the implementation and oversight of the Company’s anti-corruption compliance code, policies, and procedures. Such corporate official(s) shall have the authority to report directly to independent monitoring bodies, including internal audit, the Company’s Management Board, or any appropriate committee of the Management Board, and shall have an adequate level of autonomy from management as well as sufficient resources and authority to maintain such autonomy.

Training and Guidance

8.                              The Company will implement mechanisms designed to ensure that its anti-corruption compliance code, policies, and procedures are effectively communicated to all directors, officers, employees, and, where necessary and appropriate, agents and business partners. These mechanisms shall include: (a) periodic training for all directors and officers, all employees in positions of leadership or trust, positions that require such training (e.g., internal audit, sales, legal, compliance, finance), or positions that otherwise pose a corruption risk to the Company, and, where necessary and appropriate, agents and business partners; and (b) corresponding certifications by all such directors, officers, employees, agents, and business partners, certifying compliance with the training requirements.

9.                              The Company will maintain, or where necessary establish, an effective system for providing guidance and advice to directors, officers, employees, and, where necessary and appropriate, agents and business partners, on complying with the Company’s anti-corruption compliance code, policies, and procedures, including when they need advice on an urgent basis or in any foreign jurisdiction in which the Company operates.

Internal Reporting and Investigation

10.                       The Company will maintain, or where necessary establish, an effective system for internal and, where possible, confidential reporting by, and protection of, directors, officers, employees, and, where appropriate, agents and business partners concerning violations of the anti-corruption laws or the Company’s anti-corruption compliance code, policies, and procedures.

11.                       The Company will maintain, or where necessary establish, an effective and reliable process with sufficient resources for responding to, investigating, and documenting allegations of violations of the anti-corruption laws or the Company’s anti-corruption compliance code, policies, and procedures.

Enforcement and Discipline

12.                       The Company will implement mechanisms designed to effectively enforce its compliance code, policies, and procedures, including appropriately incentivizing compliance and disciplining violations.

13.                       The Company will institute appropriate disciplinary procedures to address, among other things, violations of the anti-corruption laws and the Company’s anti-corruption compliance code, policies, and procedures by the Company’s directors, officers, and employees. Such procedures should be applied consistently and fairly, regardless of the position held by, or perceived importance of, the director, officer, or employee. The Company shall implement procedures to ensure that where misconduct is discovered, reasonable steps are taken to remedy the harm resulting from such misconduct, and to ensure that appropriate steps are taken to prevent further similar misconduct, including assessing the internal controls, compliance code, policies, and procedures and making modifications necessary to ensure the overall anti-corruption compliance program is effective.

Third-Party Relationships

14.                               The Company will institute appropriate risk-based due diligence and compliance requirements pertaining to the retention and oversight of all agents and business partners, including:

a.                                      properly documented due diligence pertaining to the hiring and appropriate and regular oversight of agents and business partners;

b.                                      informing agents and business partners of the Company’s commitment to abiding by anti-corruption laws, and of the Company’s anti-corruption compliance code, policies, and procedures; and

c.                                       seeking a reciprocal commitment from agents and business partners.

15.                               Where necessary and appropriate, the Company will include standard provisions in agreements, contracts, and renewals thereof with all agents and business partners that are reasonably calculated to prevent violations of the anti-corruption laws, which may, depending upon the circumstances, include: (a) anti-corruption representations and undertakings relating to compliance with the anti-corruption laws; (b) rights to conduct audits of the books and records of the agent or business partner to ensure compliance with the foregoing; and (c) rights to terminate an agent or business partner as a result of any breach of the anti-corruption laws, the Company’s compliance code, policies, or procedures, or the representations and undertakings related to such matters.

Mergers and Acquisitions

16.                               The Company will develop and implement policies and procedures for mergers and acquisitions requiring that the Company conduct appropriate risk-based due diligence on potential new business entities, including appropriate FCPA and anti-corruption due diligence by legal, accounting, and compliance personnel.

17.                       The Company will ensure that the Company’s compliance code, policies, and procedures regarding the anti-corruption laws apply as quickly as is practicable to newly acquired businesses or entities merged with the Company and will promptly:

a.                                      train the directors, officers, employees, agents, and business partners consistent with Paragraph 8 above on the anti-corruption laws and the Company’s compliance code, policies, and procedures regarding anti-corruption laws; and

b.                                      where warranted, conduct an FCPA-specific audit of all newly acquired or merged businesses as quickly as practicable.

Monitoring and Testing

18.                               The Company will conduct periodic reviews and testing of its anti-corruption compliance code, policies, and procedures designed to evaluate and improve their effectiveness in preventing and detecting violations of anti-corruption laws and the Company’s anti-corruption code, policies, and procedures, taking into account relevant developments in the field and evolving international and industry standards.

ATTACHMENT C

CORPORATE COMPLIANCE REPORTING

INDEPENDENT COMPLIANCE MONITOR

The duties and authority of the Independent Compliance Monitor (the “Monitor”), and the obligations of Fresenius Medical Care AG & Co. KGaA (the “Company”), on behalf of itself and its subsidiaries and affiliates, with respect to the Monitor and the United States Department of Justice, Criminal Division, Fraud Section and the United States Attorney’s Office for the District of Massachusetts (collectively, the “Department”), are as described below:

1.                                      The Company will retain the Monitor for a period of not less than two years (the “Term of the Monitorship”), unless the early termination provisions of Paragraph 3 of the Non- Prosecution Agreement (the “Agreement”) are triggered. Subject to certain conditions specified below that would, in the sole discretion of the Department, allow for an extension of the Term of the Monitorship, the Monitor shall be retained until the criteria in Paragraphs 19-20 below are satisfied or the Agreement expires, whichever occurs first.

Monitor’s Mandate

2.                                      The Monitor’s primary responsibility is to assess and monitor the Company’s compliance with the terms of the Agreement, including the Corporate Compliance Program in Attachment B, so as to specifically address and reduce the risk of any recurrence of the Company’s misconduct. During the Term of the Monitorship, the Monitor will evaluate, in the manner set forth below, the effectiveness of the internal accounting controls, record-keeping, and financial reporting policies and procedures of the Company as they relate to the Company’s current and ongoing compliance with the FCPA and other applicable anti-corruption laws (collectively, the “anti-corruption laws”), except for Fresenius Medical Care Holdings, Inc. and its subsidiaries, to the extent that those entities and/or their employees and agents operate exclusively within the United States, and take such reasonable steps as, in his or her view, may be necessary to fulfill the foregoing mandate (the “Mandate”). Nothing in this Mandate precludes the Monitor from seeking a briefing on the Company’s compliance program in the United States. This Mandate shall include an assessment of the Management Board’s and senior management’s commitment to, and effective implementation of, the corporate compliance program described in Attachment B of the Agreement.

Company’s Obligations

3.                                      The Company shall cooperate fully with the Monitor, and the Monitor shall have the authority to take such reasonable steps as, in his or her view, may be necessary to be fully informed about the Company’s compliance program in accordance with the principles set forth herein and applicable law, including applicable data protection and labor laws and regulations. To that end, the Company shall: facilitate the Monitor’s access to the Company’s documents and resources; not limit such access, except as provided in Paragraphs 5-6; and provide guidance on applicable local law (such as relevant data protection and labor laws). The Company shall provide the Monitor with access to all information, documents, records, facilities, and employees, as reasonably requested by the Monitor, that fall within the scope of the Mandate of the Monitor under the Agreement. The Company shall use its best efforts to provide the Monitor with access to the Company’s former employees and its third-party vendors, agents, and consultants.

4.                                      Any disclosure by the Company to the Monitor concerning corrupt payments, false books and records, and internal accounting control failures shall not relieve the Company of any otherwise applicable obligation to truthfully disclose such matters to the Department, pursuant to the Agreement.

Withholding Access

5.                                      The parties agree that no attorney-client relationship shall be formed between the Company and the Monitor. In the event that the Company seeks to withhold from the Monitor access to information, documents, records, facilities, or current or former employees of the Company that may be subject to a claim of attorney-client privilege or to the attorney work-product doctrine, or where the Company reasonably believes production would otherwise be inconsistent with applicable law, the Company shall work cooperatively with the Monitor to resolve the matter to the satisfaction of the Monitor.

6.                                      If the matter cannot be resolved, at the request of the Monitor, the Company shall promptly provide written notice to the Monitor and the Department. Such notice shall include a general description of the nature of the information, documents, records, facilities or current or former employees that are being withheld, as well as the legal basis for withholding access. The Department may then consider whether to make a further request for access to such information, documents, records, facilities, or employees.

Monitor’s Coordination with the
Company and Review Methodology

7.                                      In carrying out the Mandate, to the extent appropriate under the circumstances, the Monitor should coordinate with Company personnel, including in-house counsel, compliance personnel, and internal auditors, on an ongoing basis. The Monitor may rely on the product of the Company’s processes, such as the results of studies, reviews, sampling and testing methodologies, audits, and analyses conducted by or on behalf of the Company, as well as the Company’s internal resources (e.g., legal, compliance, and internal audit), which can assist the Monitor in carrying out the Mandate through increased efficiency and Company-specific expertise, provided that the Monitor has confidence in the quality of those resources.

8.                                      The Monitor’s reviews should use a risk-based approach, and thus, the Monitor is not expected to conduct a comprehensive review of all business lines, all business activities, or all markets. In carrying out the Mandate, the Monitor should consider, for instance, risks presented by: (a) the countries and industries in which the Company operates, other than Fresenius Medical Care Holdings, Inc. and its subsidiaries, to the extent that those entities and/or their employees and agents operate exclusively within the United States; (b) current and future business opportunities and transactions; (c) current and potential business partners, including third parties and joint ventures, and the business rationale for such relationships; (d) the Company’s gifts, travel, and entertainment interactions with foreign officials; and (e) the Company’s involvement with foreign officials, including the amount of foreign government regulation and oversight of the Company, such as licensing and permitting, and the Company’s exposure to customs and immigration issues in conducting its business affairs.

9.                                      In undertaking the reviews to carry out the Mandate, the Monitor shall formulate conclusions based on, among other things: (a) inspection of relevant documents, including the Company’s current anti-corruption policies and procedures; (b) on-site observation of selected systems and procedures of the Company at sample sites, including internal accounting controls, record-keeping, and internal audit procedures; (c) meetings with, and interviews of, relevant current and, where appropriate, former directors, officers, employees, business partners, agents, and other persons at mutually convenient times and places; and (d) analyses, studies, and testing of the Company’s compliance program.

Monitor’s Written Work Plans

10.                               To carry out the Mandate, during the Term of the Monitorship, the Monitor shall conduct an initial review and prepare an initial report, followed by at least one follow-up review and report as described in Paragraphs 16-18 below. With respect to the initial report, after consultation with the Company and the Department, the Monitor shall prepare the first written work plan within thirty (30) calendar days of being retained, and the Company and the Department shall provide comments within fifteen (15) calendar days after receipt of the written work plan. With respect to each follow-up report, after consultation with the Company and the Department, the Monitor shall prepare a written work plan at least thirty (30) calendar days prior to commencing a review, and the Company and the Department shall provide comments within fifteen calendar days after receipt of the written work plan. Any disputes between the Company and the Monitor with respect to any written work plan shall be decided by the Department in its sole discretion.

11.                               All written work plans shall identify with reasonable specificity the activities the Monitor plans to undertake in execution of the Mandate, including a written request for documents. The Monitor’s work plan for the initial review shall include such steps as are reasonably necessary to conduct an effective initial review in accordance with the Mandate, including by developing an understanding, to the extent the Monitor deems appropriate, of the facts and circumstances surrounding any prior FCPA violations that gave rise to this Agreement or other applicable anti- corruption laws. In developing such understanding the Monitor is to rely to the extent possible on available information and documents provided by the Company. The Monitor shall not conduct his or her own inquiry into the historical events that gave rise to the Agreement.

Initial Review

12.                               The initial review shall commence no later than sixty (60) calendar days from the date of the engagement of the Monitor (unless otherwise agreed by the Company, the Monitor, and the Department). The Monitor shall issue a written report within one hundred twenty calendar days of commencing the initial review, setting forth the Monitor’s assessment and, if necessary, making recommendations reasonably designed to improve the effectiveness of the Company’s program for ensuring compliance with the anti-corruption laws. The Monitor should consult with the Company concerning his or her findings and recommendations on an ongoing basis and should consider the Company’s comments and input to the extent the Monitor deems appropriate. The Monitor may also choose to share a draft of his or her reports with the Company and the Department prior to finalizing them. The Monitor’s reports need not recite or describe comprehensively the Company’s history or compliance policies, procedures and practices, but rather may focus on those areas with respect to which the Monitor wishes to make recommendations, if any, for improvement or which the Monitor otherwise concludes merit particular attention. The Monitor shall provide the report to the Company’s Management Board and contemporaneously transmit copies to both the (a) Deputy Chief — FCPA Unit, Fraud Section, Criminal Division, U.S. Department of Justice, 1400 New York Avenue N.W., Bond Building, Eleventh Floor, Washington, D.C. 20005; and (b) Chief — Economic Crimes Unit, United States Attorney’s Office, District of Massachusetts, 1 Courthouse Way, Suite 9200, Boston, MA 02210. After consultation with the Company, the Monitor may extend the time period for issuance of the initial report for a brief period of time with prior written approval of the Department.

13.                               Within one hundred twenty (120) calendar days after receiving the Monitor’s initial report, the Company shall adopt and implement all recommendations in the report, unless, within thirty (30) calendar days of receiving the report, the Company notifies in writing the Monitor and the Department of any recommendations that the Company considers unduly burdensome, inconsistent with applicable law or regulation, impractical, excessively expensive, or otherwise inadvisable. With respect to any such recommendation, the Company need not adopt that recommendation within the one hundred twenty (120) calendar days of receiving the report but shall propose in writing to the Monitor and the Department an alternative policy, procedure, or system designed to achieve the same objective or purpose. As to any recommendation on which the Company and the Monitor do not agree, such parties shall attempt in good faith to reach an agreement within fifteen (15) calendar days after the Company serves the written notice.

14.                               In the event the Company and the Monitor are unable to agree on an acceptable alternative proposal, the Company shall promptly consult with the Department. The Department may consider the Monitor’s recommendation and the Company’s reasons for not adopting the recommendation in determining whether the Company has fully complied with its obligations under the Agreement. Pending such determination, the Company shall not be required to implement any contested recommendation(s).

15.                               With respect to any recommendation that the Monitor determines cannot reasonably be implemented within one hundred twenty (120) calendar days after receiving the report, the Monitor may extend the time period for implementation with prior written approval of the Department.

Follow-Up Review

16.                               The follow-up review shall commence no later than one hundred twenty (120) calendar days after the issuance of the initial report (unless otherwise agreed by the Company, the Monitor and the Department). The Monitor shall issue a written follow-up report within one hundred fifty (150) calendar days of commencing the follow-up review, setting forth the Monitor’s assessment and, if necessary, making recommendations in the same fashion as set forth in Paragraph 12 with respect to the initial review. The Monitor shall also certify whether the Company’s compliance program, including its policies and procedures, is reasonably designed and implemented to prevent and detect violations of the anti-corruption laws. After consultation with the Company, the Monitor may extend the time period for issuance of the follow-up report for a brief period of time with prior written approval of the Department.

17.                               Within one hundred twenty (120) calendar days after receiving the Monitor’s follow-up report, the Company shall adopt and implement all recommendations in the report, unless, within thirty (30) calendar days after receiving the report, the Company notifies in writing the Monitor and the Department concerning any recommendations that the Company considers unduly burdensome, inconsistent with applicable law or regulation, impractical, excessively expensive, or otherwise inadvisable. With respect to any such recommendation, the Company need not adopt that recommendation within the one hundred twenty (120) calendar days of receiving the report but shall propose in writing to the Monitor and the Department an alternative policy, procedure, or system designed to achieve the same objective or purpose. As to any recommendation on which the Company and the Monitor do not agree, such parties shall attempt in good faith to reach an agreement within fifteen (15) calendar days after the Company serves the written notice.

18.                               In the event the Company and the Monitor are unable to agree on an acceptable alternative proposal, the Company shall promptly consult with the Department. The Department may consider the Monitor’s recommendation and the Company’s reasons for not adopting the recommendation in determining whether the Company has fully complied with its obligations under the Agreement. Pending such determination, the Company shall not be required to implement any contested recommendation(s).

Certification of Compliance
and Termination of the Monitorship

19.                               At the conclusion of the ninety (90) calendar day period following the issuance of the follow-up report, if the Monitor believes that the Company’s compliance program is reasonably designed and implemented to detect and prevent violations of the anti-corruption laws and is functioning effectively, the Monitor shall certify the Company’s compliance with its compliance obligations under the Agreement. The Monitor shall then submit to the Department a written report (“Certification Report”) within forty (40) calendar days. The Certification Report shall set forth an overview of the Company’s remediation efforts to date, including the implementation status of the Monitor’s recommendations, and an assessment of the sustainability of the Company’s remediation efforts. The Certification Report should also recommend the scope of the Company’s future self-reporting. Also at the conclusion of the one hundred twenty (120) calendar day period following the issuance of the follow-up report, the Company shall certify in writing to the Department, with a copy to the Monitor, that the Company has adopted and implemented all of the Monitor’s recommendations in the initial and follow-up report(s), or the agreed-upon alternatives. The Monitor or the Company may extend the time period for issuance of the Certification Report or the Company’s certification, respectively, with prior written approval of the Department.

20.                               At such time as the Department approves the Certification Report and the Company’s certification, the monitorship shall be terminated, and the Company will be permitted to self-report to the Department on its enhanced compliance obligations for the remainder of the term of the Agreement. The Department, however, reserves the right to terminate the monitorship absent certification by the Monitor, upon a showing by the Company that termination is, nevertheless, in the interests of justice.

21.                               If permitted to self-report to the Department, the Company shall thereafter submit to the Department a written report every six months setting forth a complete description of its remediation efforts to date, its proposals to improve the Company’s internal accounting controls, policies, and procedures for ensuring compliance with the anti-corruption laws, and the proposed scope of the subsequent reviews. The report shall be transmitted to both the (a) Deputy Chief — FCPA Unit, Fraud Section, Criminal Division, U.S. Department of Justice, 1400 New York Avenue, N.W., Bond Building, Eleventh Floor, Washington, D.C. 20005, or his or her designee; and (b) Chief — Economic Crimes Unit, United States Attorney’s Office, District of Massachusetts, 1 Courthouse Way, Suite 9200, Boston, MA 02210, or his or her designee. The Company may extend the time period for issuance of the self-report with prior written approval of the Department.

Extension of the Term of the Monitorship

22.                               If, however, at the conclusion of the ninety (90) calendar-day period following the issuance of the follow-up report, the Department concludes that the Company has not by that time successfully satisfied its compliance obligations under the Agreement, the Term of the Monitorship shall be extended for a reasonable period of time not to exceed one year.

23.                               Under such circumstances, the Monitor shall commence the second follow-up review no later than sixty (60) calendar days after the Department concludes that the Company has not successfully satisfied its compliance obligations under the Agreement (unless otherwise agreed by the Company, the Monitor, and the Department). The Monitor shall issue a written follow-up report within one hundred twenty (120) calendar days of commencing the second follow-up review in the same fashion as set forth in Paragraph 12 with respect to the initial review and in accordance with the procedures for follow-up reports set forth in Paragraphs 16-18. A determination to terminate the monitorship shall then be made in accordance with Paragraphs 19-20.

24.                               If, after completing the second follow-up review, the Department again concludes that the Company has not successfully satisfied its obligations under the Agreement with respect to the Monitor’s Mandate, the Term of the Monitorship shall be extended until expiration of the

Agreement, and the Monitor shall commence a third follow-up review within sixty (60) calendar days after the Department concludes that the Company has not successfully satisfied its compliance obligations under the Agreement (unless otherwise agreed by the Company, the Monitor, and the Department). The Monitor shall issue a written follow-up report within one hundred twenty (120) calendar days of commencing the third follow-up review in the same fashion as set forth in Paragraph 12 with respect to the initial review and in accordance with the procedures for follow-up reports set forth in Paragraphs 16-18.

Monitor’s Discovery of Potential or Actual Misconduct

25.                               (a)                                 Except as set forth below in sub-paragraphs (b) and (c), should the Monitor discover during the course of his or her engagement that:

•                                          improper payments or anything else of value may have been offered, promised, made, or authorized by any entity or person within the Company or any entity or person working, directly or indirectly, for or on behalf of the Company;

•                                          the Company may have maintained false books, records or accounts; or,

•                                          the Company may have failed to implement a system of internal accounting controls that is sufficient to accurately record the Company’s transactions (collectively, “Potential Misconduct”), the Monitor shall immediately report the Potential Misconduct to the Company’s General Counsel, Chief Compliance Officer, and/or Audit Committee for further action, unless the Potential Misconduct was already so disclosed. The Monitor also may report Potential Misconduct to the Department at any time, and shall report Potential Misconduct to the Department when it requests the information.

(b)                                 If the Monitor believes that any Potential Misconduct actually occurred or may constitute a criminal or regulatory violation (“Actual Misconduct”), the Monitor shall immediately report the Actual Misconduct to the Department. When the Monitor discovers Actual Misconduct, the Monitor shall disclose the Actual Misconduct solely to the Department, and, in such cases, disclosure of the Actual Misconduct to the General Counsel, Chief Compliance Officer, and/or the Audit Committee of the Company should occur as the Department and the Monitor deem appropriate under the circumstances.

(c)                                  The Monitor shall address in his or her reports the appropriateness of the Company’s response to disclosed Potential Misconduct or Actual Misconduct, whether previously disclosed to the Department or not. Further, if the Company or any entity or person working directly or indirectly on behalf of the Company withholds information necessary for the performance of the Monitor’s responsibilities and the Monitor believes that such withholding is without just cause, the Monitor shall also immediately disclose that fact to the Department and address the Company’s failure to disclose the necessary information in his or her reports.

(d)                                 The Company nor anyone acting on its behalf shall take any action to retaliate against the Monitor for any such disclosures or for any other reason.

Meetings During Pendency of Monitorship

26.                               The Monitor shall meet with the Department within thirty (30) calendar days after providing each report to the Department to discuss the report, to be followed by a meeting between the Department, the Monitor, and the Company.

27.                               At least annually, and more frequently if appropriate, representatives from the Company and the Department will meet together to discuss the monitorship and any suggestions, comments, or improvements the Company may wish to discuss with or propose to the Department, including with respect to the scope or costs of the monitorship.

Contemplated Confidentiality of Monitor’s Reports

28.                               The reports will likely include proprietary, financial, confidential, and competitive business information. Moreover, public disclosure of the reports could discourage cooperation, or impede pending or potential government investigations and thus undermine the objectives of the monitorship. For these reasons, among others, the reports and the contents thereof are intended to remain and shall remain non-public, except as otherwise agreed to by the parties in writing, or except to the extent that the Department determines in its sole discretion that disclosure would be in furtherance of the Department’s discharge of its duties and responsibilities or is otherwise required by law.